UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-34259

CUSIP NUMBER

969203108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Willbros Group, Inc.

Full Name of Registrant

Former Name if Applicable

4400 Post Oak Parkway, Suite 1000

Address of Principal Executive Office (Street and Number)

Houston, Texas 77027

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Willbros Group, Inc. (the “Company”) has determined that it is unable to file its Form 10-K for the year ended December 31, 2014 within the prescribed time period without unreasonable effort or expense for the following reasons.

The Company does not expect to be in compliance with its Maximum Leverage Ratio and Minimum Interest Coverage Ratio for the period from March 31, 2015 through March 31, 2016. As a result, the Company is in discussions with its lenders regarding amendments and waivers to its credit agreements. Without a definitive waiver or amendment, all indebtedness under its credit agreements would become due in the next twelve months. If the debt under the Company’s credit agreements becomes accelerated and the lenders demand repayment, it is expected that the Company will not have sufficient forecasted liquidity to retire its existing debt obligations, which raises substantial doubt on the Company’s ability to continue as a going concern. The Company is engaged in discussions with its lenders with regard to any necessary waivers and amendments but gives no assurance that any such waivers and amendments will be finalized. As a result, the Company is unable to accurately evaluate and disclose the impact of significant risks and uncertainties associated with the Company, including its potential non-compliance with certain financial covenants. The Company has determined that a material weakness existed at December 31, 2014, over the assessment of significant risks and uncertainties associated with its ability to comply with financial covenants contained in its credit agreements, and over the assessment of its ability to meet its liquidity and capital resource needs for a reasonable period of time primarily as a result of not reflecting certain business conditions timely and adequately in its forecast process.

As a result of the previously reported material weakness over the completeness and accuracy of estimated total revenues, costs and profits at completion for construction contracts accounted for under the percentage-of-completion method of accounting within its Oil & Gas segment, the Company undertook additional testing and review around the contract estimate process and is still finalizing its estimates related to certain long-term construction contracts.

The Company expects to file its Form 10-K for the year ended December 31, 2014 within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Van A. Welch	713	403-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the reasons described in Part III above, it is not possible to provide a reasonable estimate of the changes in results of operations from the corresponding period of the latest fiscal year.

Willbros Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2015	By	/s/ Van A. Welch
Van A. Welch
Executive Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive Data Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (Section 232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 and Section 232.202 of this chapter).